GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

Daniel L. Gordon, Branch Chief

Jonathon Wiggins

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: AI Document Services, Inc. (“the Company”)

SEC Letters dated November 29, 2011 and January 18, 2012

Dear Messrs. Gordon and Wiggins:

The undersigned, in his capacity as counsel for the Company and in response to comments 1-5 inclusive in the Commission’s comment letter dated November 29, 2011, advises as follows:

1.  &  2. We intend to file Forms 10K for the year ended December 31, 2009 and the year ended December 31, 2011 and further intend to file Forms 10Q for the periods ended March 31, June 30, and September 30, 2011. The principal reason these forms have not been filed is that the Company’s auditors (Citrin Cooperman of Springfield, New Jersey) are owed significant sums of money and cannot proceed until their unpaid bills are fully paid because of independence issues. The Company is in negotiations with three potential investors to raise funds with a view toward paying such outstanding invoices. If and when investment is made in the Company and the auditors are paid in full, we will be in a position to advise as to when the delinquent filings will be completed. We do not expect to receive any investment monies before at least February 8, 2012. Assuming such monies are received, of which there can be no assurance, we will then be in a position to advise as to when the necessary audit (and review of forms 10Q) can be completed.

The information indicated above has previously been orally disclosed (in general terms) to the SEC by phone.

3. Required disclosures as relates to internal controls shall be made in amended form 10K for year ended December 31, 2010 at item 9A.

4. The Form 10K for year ended December 31, 2010 will be amended so as to include required signatures.

5. An amended Form 10K will include certifications as required in Item 601 (B) (31) of Regulation S-K.

You may contact me at the phone number indicated above. In any event, we will contact you on or before February 8, 2012 to advise as to status of investment negotiations referred to above.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

Cc: AI Document Services, Inc.